KRONES

82-3871

02 AUG 22 AM 10: 12

KRONES AG Böhmerwaldstraße 5 D-93068 Neutraubling

Securities and Exchange Commission
Mr.
Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.

USA - Washington, D. C. 20549

SUPPL

KRONES AG
Böhmerwaldstraße 5
D-93068 Neutraubling
FI
Simone Olbrich

Telefon ++49(+9401) 70-2882
Telefax ++49(+9401) 70-2644
olbrich.simone@krones.de

01.08.2002

[redacted]

02049403

Half-year report 2002

Dear Mr. Dudek,

enclosed please find

1 of our half-year report 2002.

If you have any question, please contact Graf Castell-Rüdenhausen, Phone ++49(+9401)70 32 58.

Kind regards

i. A.

Simone Olbrich

Simone Olbrich

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

dlw 8/28

Anlage



Mid-Year Report for 2002

KRONES

Selected corporate data of the KRONES Group
for the 1st half of 2002

	2002 Jan.-June Mio€	2001 Jan.-June Mio€	Change in %
Sales	669.9	578.4	+ 15.8%
Earnings	32.2	25.1	+ 28.3%
Earnings per share (in €)	3.06	2.38	+ 28.3%
EBIT	56.4	42.4	+ 33.0%
Cash flow	49.1	42.6	+ 15.3%
Order bookings	606.4	546.7	+ 10.9%
Order on hand*	566.3	563.3	+ 0.5%
Capital expenditure	25.7	32.0	- 19.7%
Employees (30 June)			
In Germany	7,161	6,737	+ 6.3%
Worldwide	8,387	8,146	+ 3.0%

* incl. secondary business (spare parts and erection work)

Profit and loss account of the KRONES Group
for the 1st half of 2002

	2002 Jan.-June Mio€	2001 Jan.-June Mio€	Change in %
Sales revenues	669.9	578.4	15.8%
Change in inventories	- 7.5	11.5	- 165.2%
Gross	662.4	589.9	12.3%
Cost of materials consumed	-266.9	- 242.2	10.2%
Gross income	395.5	347.7	13.7%
Personnel expenses	- 229.0	- 209.8	9.2%
Other income/expenses	- 93.2	- 79.5	17.2%
Depreciation on fixed assets	- 16.9	-16.0	5.6%
Financial result	1.1	1.2	- 8.3%
Result of ordinary activities	57.5	43.6	31.9%
Taxes on income	- 25.3	-18.5	36.8%
Earnings after taxes	32.2	25.1	28.3%

2

Growth proceeding on schedule during the first half of 2002.


Bilanzpressekon
Analystenmeet

Ladies and Gentlemen,

We continue to be on the right track for sustained success. For the third time in succession now, KRONES has presented a mid-year balance sheet once again significantly exceeding the record figures in the like-to-like periods of the two preceding years in terms of order bookings, sales and earnings. Despite the worldwide slowdown in economic growth, KRONES has once again succeeded in upping its sales within the group by more than 15 per cent. And the overproportional increase in profits, up by more than 28 per cent compared to the first six months of the preceding year, validates both our decision to intensify our focus on new markets and the correctness of the group's revamped strategic thrust. We shall be purposefully progressing this successful approach in the future.

Yours sincerely,

Volker Kronseder
Executive Board Chairman

Hans-Jürgen Thaus
Deputy Executive
Board Chairman




700
650
600
550
500
669
578
501
00
01
02

Consolidated sales in Mio€ (Jan.-June)

High demand for complete systems

The demand for machines, complete systems and service work from KRONES increased once more compared to the two previous years of already strong performance. The KRONES Group's order bookings rose by 10.9 per cent during the first six months of the current year to total 606.4 Mio€. In the first half of 2001, order bookings had reached 546.7 Mio€. The group's orders on hand, including secondary business, came to 566.3 Mio€ on 30 June 2002, a slight plus of 0.5 per cent compared to the preceding year's equivalent figure (30 June 2001: 563.3 Mio€).

Sales up by almost 16 %

During the first half of 2002, KRONES fulfilled expectations by achieving a double-figure rise in sales. At 669.9 Mio€, sales are 15.8 per cent up on the figure of the preceding year's equivalent period (578.4 Mio€). This renewed substantial rise confirms the group's focus as a can-do complete-system vendor.


KRONES

The high export percentage in the sales figure of more than 75 per cent underlines the KRONES Group's global focus. Besides Germany and Europe, the Asia/Pacific Rim and North America regions once again rank among the most important sales markets for our machines and lines.

The growth in sales comes from all of the group's divisions. Performance was particularly gratifying at SYSKRON, our information technology profit centre, set up only one year ago, and at our subsidiary SANDER HANSEN in Copenhagen, our specialists for pasteurising systems.

Sales in the KRONES Group by Segments


58.9 Mio €
62.3 Mio €
457.2 Mio €
Jan.-June 2001
578.4 Mio €
74.5 Mio €
+26.5 %
69.1 Mio €
+ 10.9 %
526.3 Mio €
+15.1 %
Jan.-June 2002
669.9 Mio €
+15.8 %
Machines and lines for
beverage production
product filling and dressing
packing and palletising



With SYSKRON, KRONES is providing a synergised focus for the group's entire technological competence. The firm's youngest subsidiary supplies comprehensive IT services and modular-design software technology, for use in automation and process control systems and in data processing, production and distribution logistics, or for line simulation and e-commerce. It's primarily our customers who benefit from the synergies involved.

Earnings after taxes in the KRONES Group by segments


Machines and lines for
beverage production
product filling and dressing
packing and palletising
2.2 Mio €
1.4 Mio €
21.5 Mio €
Jan.-June 2001
25.1 Mio €
3.4 Mio €
+52.7 %
2,4 Mio €
+ 71.4 %
26.4 Mio €
+23.0 %
Jan.-June 2002
32.2 Mio €
+28.3 %



Earnings up by 28 %

KRONES' profits developed with overproportional vigour. Earnings after taxes total 32.2 Mio€ for the first half of 2002 – a very substantial improvement of 28.3 per cent compared with last year's equivalent figure (Jan.-June 2001: 25.1 Mio€). Earnings per share as per DVFG/SG improved to € 3.06 (Jan.-June 2001: € 2.38). Besides the increases in sales, earnings have been primarily boosted by the efforts made in preceding years to upgrade corporate efficiency.


35
30
25
20
15
32.2
25.1
19.0
00
01
02

Consolidated earnings after taxes in Mio€ (Jan.-June)

KRONES stock outperforms the market

The KRONES stock performed significantly better than most of the other shares in the MDax. Though in the general downtrend of the stock markets it also lost value since its high of more than 69 euros, it was still listed at 12 per cent (ordinary share) and 5 per cent (preference share) above the New Year prices on 30 June 2002. The comparative MDax index suffered a 14-per-cent drop in the same period. KRONES' healthy performance has triggered numerous buy recommendations for the KRONES stock.



Capital expenditure in the first half of the year focused on fixed assets, notably the new service and spare parts centre at the facility in Neutraubling.

Capital expenditure at a high level

During the first half of 2002, KRONES invested a total of 25.7 Mio€, predominantly in fixed assets. A major item here was the group's new service and spare parts centre, designed to further upgrade our customer support capabilities and assure enhanced customer satisfaction. Capacity upsizing was completed in the production operation for stretch blow-moulding machines, so as to meet the increased demand for these machines from producers of PET plastic bottles.

In the preceding year's equivalent period, capital expenditure was somewhat higher, at 32.0 Mio€. For 2002, KRONES has scheduled the majority of its investments for the year's second half.


28
29





Payroll as an indicator of stability



On 30 June 2002, the KRONES Group was employing 8,387 people, 221 or 3 per cent more than on the preceding year's equivalent date. 7,161 men and women are working at our plants in Germany, 1,226 at our subsidiaries abroad. The workforce was primarily upsized at the group's German facilities: KRONES is thus a beacon for stability within the otherwise weak German labour market.



Both now and in the future, the sense of responsibility and individual initiative displayed by our people are crucial to KRONES' corporate success, and appropriately fostered by advanced vocational training for all our staff. Performance-boosting remuneration schemes and further optimisation of work-time systems and working arrangements, together with purposeful progressing of KRONES' internal "Impulse" programme, constitute the foundations for continued success.





We devote a high proportion of our R&D work to continual optimisation and enhancement of existing designs to improve and upgrade the performance capabilities of our field-proven machines.

R+D guarantees our technological lead

KRONES' technological edge is created by harmoniously synergising line know-how and mechanical engineering with process and information technology. Our efforts in research and development are focused particularly on their continual optimisation and enhancement. They are the guarantee for our technological leaderships and thus the foundation of our growth opportunities in the markets of the future.

During the first half of 2002, our research and development activities were concentrated mainly on rounding off our product range for stretch blow-moulding machinery and on our new aseptic concept for filling sensitive beverages. The core of this innovative concept, now ready for marketing, is what is called the "isolator concept" for the cleanroom and the modular construction of the filler.





With our technological edge, plus our highly qualified, supremely motivated staff, we are optimally equipped to further upgrade our front-ranking status.

Outlook

Our customer-focused corporate philosophy, in conjunction with stringent requirements for our own quality and performance, coupled with continually optimised production processes, shapes our sustained success in a rapidly changing competitive environment.

Thanks to our technological lead and our highly qualified, supremely motivated staff, we are excellently equipped to further upgrade our top-ranking position in the packaging machinery sector, assuring continuingly successful business. On the basis of the orders currently on hand, we anticipate that consolidated sales will grow by almost 10 per cent over the 2002 business year as a whole (preceding year: 1,165 Mio € in sales). Net income is expected to show an overproportional rise (preceding year: 50.3 Mio € net income).


KRONES

KRONES AG
Investor Relations
Böhmerwaldstraße 5
D-93068 Neutraubling

Telefon 0 94 01/70 32 58
Telefax 0 94 01/70 34 96
E-Mail investor-relations@krones.de
Internet www.krones.de